Our ref.:     CEO/SLD/LEG/105-3

December 16, 2005

Mr. David R. Humphrey,

Accounting Branch Chief,

Division of Corporate Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-3561,

U.S.A.

Dear Mr. Humphrey,

Kowloon-Canton Railway Corporation

Supplemental response letter dated November 7, 2005 on the Form 20-F for the Fiscal Year Ended

December 31, 2004

Filed November 7, 2005

File No. 1-15004

I refer to your letter dated December 2, 2005. Set out below is our response to your comments, using the same headings and numbering as in your letter.

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, page F-48

(b) Depreciation on Certain Fixed Assets, page F-48

1.	We have reviewed your response to prior comment 5 in some detail and we have taken note of the companies to which you refer. However we remain of the view that the estimated depreciable lives used by other companies within your industry reporting with us as Commission registrants, and which have similar fixed assets as your ‘tunnels, bridges and roads’, do not exceed a period that is greater than 40 to 50 years for U.S. GAAP purposes. As such we continue to believe this to be a U.S. GAAP reconciling item that should be reflected in your U.S. GAAP reconciliation footnote because it is considerably less than your HK GAAP depreciable life that approximates 100 years. Please revise.

There is no difference in the determination of the useful life of a fixed asset between Hong Kong GAAP and US GAAP. Such determination is a matter of judgement and neither GAAP specifies a maximum useful life for any fixed asset or class of fixed assets. After careful review, we consider that our determination of the estimated useful lives of tunnels, bridges and roads of 100 years is appropriate and justifiable under both Hong Kong GAAP and US GAAP. We disagree with your view that the estimated useful lives should be 40 to 50 years. Our external auditor, KPMG, share our view. KPMG have indicated that they may have to qualify their audit report in the Corporation’s Form 20-F if we were to adjust the estimated economic useful lives of these assets for the purpose of the Form 20-F. They consider that there is no difference between Hong Kong GAAP and US GAAP in determining the useful lives of fixed assets and that any such adjustment for the purpose of the US GAAP reconciliation would not comply with US GAAP.

Notwithstanding our comments above we would advise that the Hong Kong Institute of Certified Public Accountant issued in May 2005 the HK Interpretation 4 (“HK Int 4”), Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases. This interpretation was issued in light of the current land policy of the Government of the Hong Kong Special Administrative Region (“HKSAR Government”). In Hong Kong all land is owned by the HKSAR Government. On July 1, 1997, sovereignty over Hong Kong was returned from the United Kingdom to the People’s Republic of China and the HKSAR was established. The HKSAR has its own legislature, legal and judicial system and full economic autonomy which will remain in place until June 30, 2047.

Mr. David R. Humphrey

US SEC

December 16, 2005

The guidance set out in HK Int 4 states that lessees of Hong Kong land shall not assume that the lease term of a Hong Kong land lease will be extended upon expiry while the HKSAR Government retains the sole discretion as to whether to renew a Hong Kong land lease or not. HK Int 4 further states that any general intention to renew certain types of property leases expressed by the HKSAR Government is not sufficient grounds for a lessee to assume that a Hong Kong land lease will be renewed upon expiry.

The Corporation will adopt the guidance set out in HK Int 4 in preparing its financial statements for the year ending December 31, 2005 in accordance with Hong Kong GAAP. Whilst the estimated useful lives of the Corporation’s fixed assets will remain unchanged, deprecation of such assets will be revised such that the cost of those assets will be depreciated over the shorter of the estimated useful lives of those assets or the remaining term of the Hong Kong land lease upon which those assets are situated. This change will be adopted on a prospective basis for the purpose of the Corporation’s financial statements prepared in accordance with Hong Kong GAAP. Consequently, with effect from January 1, 2005, the Corporation will be depreciating its tunnels, roads and bridges over a period of not more than 50 years notwithstanding that we consider the actual useful lives of those assets to be significantly more than 50 years.

Yours sincerely,

/s/ Samuel Lai
(Samuel Lai)
Chief Executive Officer (Acting)